

08027142

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 45345

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _1-1-2007_ AND ENDING _12-31-2007_
                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: _AC Trading, Inc._   31095

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

8502 E. Chapman Ave #605
(No. and Street)

Orange   _CA_   _92869_
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Valerie Barber 714 665-8112
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tim Coons, CPA
(Name – if individual, state last, first, middle name)

4241 Jutland Dr #B   _San Diego_   _CA_   _92117_
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United S......

PROCESSED
MAR 27 2008
THOMSON FINANCIAL

Securities and Exchange Commission
RECEIVED
FEB 29 2008

FOR OFFICIAL USE ONLY
Office of Compliance Inspection and Examinations

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



OATH OR AFFIRMATION

I, _Valerie Barber_ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _AC Trading, Inc_ , as of _Feb 23 d/27_ , 20 _08_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President

Title

Olivia M. Wallace
Notary Public
My Commission Express - 4-30-09

This report ** contains (check all applicable boxes):

- ⑤ (a) Facing Page.
- ⑤ (b) Statement of Financial Condition.
- ⑤ (c) Statement of Income (Loss).
- ⑤ (d) Statement of Changes in Financial Condition.
- ⑤ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ⑤ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ⑤ (g) Computation of Net Capital.
- ⑤ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ⑤ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ⑤ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ⑤ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ⑤ (l) An Oath or Affirmation.
- ⑤ (m) A copy of the SIPC Supplemental Report.
- ⑤ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

AC Trading, Inc.

Index to Financial Statements

Rule 17a – 5 (d) (1)

Auditor's Report

Statement of Financial Condition December 31, 2007

Statement of Income (Loss) December 31, 2007

Statement of Changes in Stockholder's Equity December 31, 2007

Statement of Cash Flows December 31, 2007

Notes to Financial Statements December 31, 2007

Schedule I Computation of Net Capital December 31, 2007

Schedule II Computation of Net Capital Requirement December 31, 2007

Schedule III Computation of Aggregate Indebtedness December 31, 2007

Auditor's Report on Internal Controls

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-419-9560

To the stockholder of
AC Trading, Inc.

I have audited the accompanying statement of financial condition of AC Trading, Inc. (a California Corporation) as of December 31, 2007, and the related statements of income (loss), changes in stockholder's equity and cash flows for the year then ended and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2007. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with U.S. generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A.C. Trading, Inc. as of December 31, 2007, and the results of its operations and cash flows for the year then ended in conformity with U.S. generally accepted accounting principles. Further, in my opinion, the data shown in the schedules of computation of net capital, computation of net capital requirement and computation of aggregate indebtedness as of December 31, 2007, presents fairly, in all material aspects the information set forth therein.

Timothy A Coons, CPA

San Diego, California, USA
February 22, 2008

AC Trading, Inc.

Statement of Financial Condition
December 31, 2007

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 90,135	$ -	$ 90,135
Accounts Receivable	$ -0-	$ -	$ -0-
Total Assets	$ 90,135	$ -	$ 90,135

LIABILITIES AND EQUITY

Liabilities:

Due Related Company	$ 33,270
Accounts Payable	1,839
Total Liabilities	35,109

Stockholder's Equity

Capital Stock	2,000
Added Paid in Capital	20,549
Retained Earnings (Deficit)	32,477
Total Stockholder's Equity	55,026
Total Liabilities and Equity	$90,135

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Income (Loss)
For the Year Ended December 31, 2007

Revenues:

Commissions	$ 431,391
Other Revenues	35,369
Total Revenues	466,760

Costs and Expenses:

Management Fees	458,300
Regulatory Fees	330
Service Charges	167
Professional Fees	4,660
Total Costs and Expenses	463,457
Net Income (Loss) Before Taxes	3,303
Taxes	100
Net Income (Loss) for the Year	$ 3,203

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2007

	1,000 Shares of Common Stock	Added Paid in Capital	(Deficit) Retained Earnings
Balances, December 31, 2006	$ 2,000	$20,549	$ 29,274
Net Income (Loss) for the Year			3,203
Balances, December 31, 2006	$ 2,000	$ 20,549	$ 32,477

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Statement of Cash Flows
For the Year Ended December 31, 2007

Cash Flow from Operating Activities-

Net Income (Loss) for the Year	$ 3,203
Add (Deduct) –	
Decrease in accounts receivable	34,560
Decrease in due related company	(12,100)
Decrease in accounts payable	(225)
Net Cash Provided (Used) by Operating Activities	25,438
Cash Balance, December 31, 2006	$ 64,697
Cash Balance, December 31, 2007	$ 90,135

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Schedule I
Computation of Net Capital
December 31, 2007

Net Capital – Stockholder's Equity	$ 55,026
Additions (Deductions) from Equity Non-allowable assets	(-)
Net Capital	$ 55,026

Schedule II
Computation of Net Capital Requirement
December 31, 2007

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 2,342
Minimum Dollar Requirement	5,000
Excess Net Capital	50,026
Excess Net Capital @ 1000%(Net Cap-10%A.I.)	51,515

Schedule III
Computation of Aggregate Indebtedness
December 31, 2007

Total aggregated indebtedness from liabilities From financial condition	$ 35,109
Ratio of aggregated indebtedness to net capital	63.8%

There were no differences between the company's audited and initial unaudited computation of net capital requirement and computation of aggregate indebtedness reported by the company on its Form X-17A-5, Part IIA for the year ended December 31, 2007.

The accompanying notes are an integral part of these financial statements.

AC Trading, Inc.

Notes to Financial Statements
December 31, 2007

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within a thirty day period.

The Company has executed agreements with Merryl Lynch for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes of reporting cash flows, cash and cash equivalents include cash on hand and demand deposits at banks and security firms.

In conformity with generally accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $55,026, which is $50,026 in excess of the minimum amount required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness reported by the Company on its unaudited Form X-17A-5, Part IIA for the year ended December 31, 2007.

Initial unaudited net capital	$55,026
Audited net capital	$55,026

Note 3: Capital Stock and Earnings Data –

The Company is authorized to issue 100,000 shares of its common stock. The net income per share on the 1,000 shares of common stock outstanding during 2007 was $3.20.

Note 4: Exemption for Computing Reserve Requirement and other Provisions

The company is exempt from computing the Reserve Requirement for the period ending December 31, 2005 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or Control provision per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A COONS, CPA
4241 JUTLAND DRIVE, SUITE 304A
SAN DIEGO, CALIFORNIA 92117
858-274-5573
FAX 866-419-9560

To the Stockholder and Board of Directors
AC Trading, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of AC Trading, Inc. (a California corporation) (the company) as of December 31, 2007 and have issued an auditor's report thereon dated February 22, 2008.

As part of that audit, we considered its internal control systems including the control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objective stated in rule 17a-5(g) in making the periodic assumptions pf aggregate indebtedness (or aggregate debits) and net capital provisions under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions under rule 15c-3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment of securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and the procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with US generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration f internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or graud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within

a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures accomplish the objectives referred to in the second paragraph of this report to the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectices in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA and other regulatory agencies that rely on rule 127a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A Coons, CPA

San Diego, California USA
  February 22, 2008

